Exhibit 99.1

First Quarter 2011

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Highlights

Perifosine

•                  March 9, 2011: We announced that we had entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan.

AEZS-108

•                  March 24, 2011: We announced that we had been awarded a grant of $1.5 million, payable over a three-year period as partial reimbursement of qualifying expenditures, from the German Ministry of Education and Research to develop, up to the clinical stage, cytotoxic conjugates of the proprietary cytotoxic compound disorazol Z and peptides targeting G-protein coupled receptors, including luteinizing hormone releasing hormone (“LHRH”) receptors. The compounds being developed will combine the targeting principle successfully employed in Phase 2 with AEZS-108 (doxorubicin and LHRH receptor-targeting agent) with the novel cytotoxic disorazol Z.

Corporate developments

•                  On February 22, 2011, we entered into an “At-the-Market” (“ATM”) sales agreement, under which we were able to sell up to 12.5 million of our common shares through ATM issuances on the Nasdaq for aggregate gross proceeds not to exceed $19.8 million. In March 2011, we issued approximately 2.7 million common shares under this agreement for aggregate gross proceeds of approximately $5.1 million, and subsequent to quarter-end, we issued approximately 7.3 million common shares under our ATM sales agreement for aggregate gross proceeds of approximately $14.7 million, which represents the remaining amount of gross proceeds available in connection with our ATM sales agreement.

•                  On February 28, 2011, we announced that we had received a net sales royalty milestone of $2.5 million from Cowen Healthcare Royalty Partners L.P. (“Cowen”). This milestone was payable pursuant to the sale, in December 2008, to Cowen of our rights to royalties on future net sales of Cetrotide®.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month period ended March 31, 2011. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010.

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

Adoption of International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises must adopt IFRS in place of Canadian generally accepted accounting principles (“GAAP”) beginning on January 1, 2011 (for entities with a calendar year-end). As such, our unaudited interim consolidated financial statements as at March 31, 2011 and for the three months then ended have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. Additionally, our unaudited consolidated statement of financial position as at January 1, 2010 and our comparative unaudited consolidated financial statements for 2010 have been adjusted to reflect our adoption of IFRS on a retrospective basis, effective on January 1, 2010 (the “Transition Date”). Consequently, all comparative financial information presented in this MD&A reflects the consistent, retrospective application of IFRS.

IFRS differ in certain respects from Canadian GAAP.  A complete description of our conversion to IFRS, including reconciliations of previously reported Canadian GAAP information, is provided in note 21 to our unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, which note is incorporated by reference herein.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the United States Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where

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it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (Nasdaq: AEZS and TSX: AEZ) is a late-stage drug development company specialized in oncology and endocrine therapy. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in colorectal cancer and multiple myeloma, combined with our Phase 2 program in multiple cancers, as well as the further advancement of AEZS-108, which recently completed with success a Phase 2 trial in advanced endometrial and advanced ovarian cancer. AEZS-108 is also in development in other cancer indications, including refractory bladder and castration refractory prostate cancer. In endocrinology, our lead program is our ongoing Phase 3 trial with AEZS-130 (Solorel®) as a growth hormone (“GH”) stimulation test for the diagnosis of GH deficiency in adults (“AGHD”).

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Key Developments for the Three Months Ended March 31, 2011

Drug Development

Status of our drug pipeline as at May 17, 2011

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library

AEZS-120
Prostate cancer vaccine
(oncology)
AEZS-129, 131 and 132
Erk & PI3K inhibitors (oncology)
AEZS-127
ErPC (oncology)
AEZS-123
Ghrelin receptor antagonist (endocrinology)
AEZS-115
Non-peptide LHRH antagonists
(endocrinology and/or oncology)

		AEZS-112 (oncology) AEZS-130 Therapeutic in cancer cachexia and other indications (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Ovarian cancer • Endometrial cancer • Castration refractory prostate cancer • Refractory bladder cancer	Perifosine • Multiple myeloma • Refractory advanced colorectal cancer Solorel® • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea Yakult Japan	Perifosine: Keryx North America Handok Korea Yakult Japan	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the phosphoinositide 3-kinase (“PI3K”) pathway. Perifosine, in combination with chemotherapeutic agents, is currently in Phase 3 studies for the treatment of multiple myeloma, colorectal cancer and in Phase 2 studies for the treatment of other cancers, and is the most advanced anti-cancer compound of its class in late-stage development. Perifosine as monotherapy also is being explored in other indications. The FDA has granted perifosine orphan-drug designation in multiple myeloma and in neuroblastoma and Fast Track designations in both multiple myeloma and refractory advanced colorectal cancer. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under a Special Protocol Assessment (“SPA”). Perifosine has also been granted Orphan Medicinal Product designation from the EMA in multiple myeloma, and has received positive Scientific Advice from the EMA for both the advanced colorectal cancer and multiple myeloma programs, with ongoing Phase 3 trials for these indications expected to be sufficient for registration in Europe. Perifosine rights have been licensed to Keryx Biopharmaceuticals, Inc. (“Keryx”) for North America to Handok Pharmaceuticals Co. Ltd. for Korea and to Yakult for Japan.

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On March 8, 2011, we entered into an agreement with Yakult for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to us of €6.0 million (approximately $8.4 million). Also per the agreement, we will be entitled to receive up to a total of €44.0 million (approximately $62.5 million) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. Furthermore, we will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

We have substantial continuing involvement in the aforementioned arrangement, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan, which will facilitate the ultimate commercialization process within Japan. Additionally, we will ensure a stable supply of perifosine and related trial products to Yakult throughout the ongoing development process and will maintain relevant patent rights over the term of the arrangement. Lastly, per the terms of the aforementioned agreement, we have agreed to supply perifosine, on a cost-plus basis, to Yakult following regulatory approval.

We have deferred the non-refundable license fee and are amortizing the related payment as revenue on a straight-line basis over the duration of our continuing involvement, which approximates the estimated life cycle of the product that is currently under development and the expected period over which Yakult will derive value from the use of, and access to, the underlying license.

In determining the period over which license revenues are to be recognized, and in addition to due consideration of our continuing involvement, as discussed above, we considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, we may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of our continuing involvement and performance obligations or benefits expected to be derived by Yakult.

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, we will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult, as per the aforementioned agreement.

We were required to remit to the Japanese tax authorities $0.8 million of the gross proceeds received from Yakult.  This amount, which was withheld at the source, was recognized as income tax expense in our consolidated statement of comprehensive loss.

Corporate developments

On February 22, 2011, we entered into an ATM sales agreement, under which we were able to sell up to 12.5 million of our common shares through ATM issuances on the Nasdaq for aggregate gross proceeds not to exceed $19.8 million. The ATM sales agreement provided that common shares are sold at market prices prevailing at the time of sale, and, as a result, prices may vary.

During the three-month period ended March 31, 2011, we issued approximately 2.7 million common shares under the ATM sales agreement for aggregate gross proceeds of approximately $5.1 million, less cash and previously deferred transaction costs totalling approximately $0.4 million.

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Subsequent to quarter-end

At various dates during April 2011, we issued a total of approximately 7.3 million common shares under our ATM sales agreement for aggregate gross proceeds of approximately $14.7 million, less cash transaction costs of approximately $0.4 million. Those drawdowns represent the remaining aggregate gross proceeds available in connection with our ATM sales agreement.

Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended March 31,
(in thousands, except for share and per share data)	2011	2010
	$	$
Revenues
Sales and royalties	7,092	5,716
License fees and other	297	706
	7,389	6,422

Operating expenses
Cost of sales	6,023	4,617
Research and development costs, net of tax credits and grants	5,498	6,145
Selling, general and administrative expenses	3,159	3,057
	14,680	13,819

Loss from operations	(7,291)	(7,397)

Finance income	824	1,654
Finance costs	(2,749)	(2)
Net finance income (costs)	(1,925)	1,652

Loss before income taxes	(9,216)	(5,745)
Income tax expense	(841)	—

Net loss	(10,057)	(5,745)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,339)	742

Comprehensive loss	(11,396)	(5,003)

Net loss per share
Basic and diluted	(0.12)	(0.09)
Weighted average number of shares outstanding
Basic and diluted	83,842,054	63,089,954

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Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from ARES Trading S.A.’s (“Merck Serono”) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen of the underlying future royalty stream.

License fees include periodic milestone payments, research and development (“R&D”) contract fees and the amortization of upfront payments received from our licensing partners.

Sales and royalties were $7.1 million for the three-month period ended March 31, 2011, compared to $5.7 million for the same period in 2010. This increase is largely related to comparative higher-than-normal deliveries of Cetrotide® to certain customers as well as to the comparative strengthening of the euro against the US dollar.

Sales and royalties of the second quarter 2011 are expected to decrease slightly, as compared to the first quarter of 2011.

License fees and other revenues decreased to $0.3 million for the three-month period ended March 31, 2011, as compared to $0.7 million for the same period in 2010.

License fees and other revenues are expected to increase in subsequent quarters of 2011, as compared to the first quarter of 2011, as we amortize to license fee revenues the deferred upfront payment received from Yakult, as discussed above.

Operating Expenses

Cost of sales increased to $6.0 million for the three-month period ended March 31, 2011, as compared to $4.6 million for the same period in 2010. This increase is largely attributable to the higher comparative increase in sales of Cetrotide®, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 85%, compared to 81% in the first quarter of 2010, due to a comparative decrease in royalty revenues.

R&D costs, net of tax credits and grants, were $5.5 million for the three-month period ended March 31, 2011, compared to $6.1 million for the same period in 2010.

The following table summarizes our net R&D costs by nature of expense:

(in thousands)

Three months ended March 31, 2011
$
Employee compensation and fringe benefits	2,480
Third-party costs	1,893
Facilities rent and maintenance	434
Other costs*	691
5,498

* including depreciation and amortization charges.

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The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month period ended March 31, 2011.

(in thousands, except percentages)

Product	Status	Indication	Three months ended March 31, 2011
			$	%
AEZS-108	Phase 2	Oncology	892	47.1
AEZS-130 (Solorel®)	Phase 3	Endocrinology (diagnosis of AGHD)	295	15.5
Perifosine	Phases 2 and 3	Oncology	265	14.0
AEZS-126, Erk PI3K	Preclinical	Endocrinology and oncology	185	9.8
AEZS-115 / LHRH antagonist	Preclinical	Endocrinology and oncology	30	1.6
AEZS-112	Phase 1	Oncology	22	1.2
AEZS-123 / Ghrelin receptor	Preclinical	Endocrinology and oncology	13	0.7
Other	Preclinical	Oncology and endocrinology	191	10.1
			1,893	100.0

We expect net R&D costs to remain relatively stable, excluding the impact of foreign exchange rate fluctuations, in the second quarter of 2011, compared to the first quarter of 2011. Overall, excluding the impact of unforeseen foreign exchange rate fluctuations, we now expect that net R&D costs will total between $23.0 million and $25.0 million for the full year 2011, particularly given our primary focus on developing perifosine, AEZS-108 and Solorel®. We note that perifosine-related development activities are sponsored by our North American license partner, Keryx. Additionally, we continue to seek government grants for our earlier-stage projects.

Selling, general and administrative (“SG&A”) expenses were $3.2 million for the three-month period ended March 31, 2011, as compared to $3.1 million for the same period in 2010.

We expect that SG&A expenses will remain relatively stable in the second quarter of 2011, as compared to the first quarter of 2011.

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Net finance income (costs), comprised predominantly of net foreign exchange gains and losses, the change in fair value of our warrant liability and the unrealized gain on our short-term investment (2011 only), for the three-month period ended March 31, 2011 totalled ($1.9 million), as compared to $1.7 million for the same period in 2010, as presented below.

	Three months ended March 31,
	2011	2010
	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	—	1,484
Net change in fair value of warrant liability	—	112
Interest income	30	58
Unrealized gain on held-for-trading financial instrument	794	—
	824	1,654
Finance costs
Net change in fair value of warrant liability	(1,647)	—
Net losses due to changes in foreign currency exchange rates	(1,100)	—
Unwinding of discount	(2)	(2)
	(2,749)	(2)
	(1,925)	1,652

The significant increase in finance costs during the first quarter of 2011, as compared to the first quarter of 2010, is due to higher foreign exchange losses, which in turn resulted primarily from the weakening of the US dollar against the euro during the first quarter of 2011. Since December 31, 2010, the US dollar lost approximately 6% of its value against the euro. As a result, we recorded foreign exchange losses on transactions and on cash and cash equivalent balances denominated in US dollars.

Additionally, our net finance costs increased during the first quarter of 2011 due to the change in fair value of our warrant liability since December 31, 2010. That change results from the periodic “mark-to-market” revaluation, of currently outstanding share purchase warrants.

Net loss for the three-month period ended March 31, 2011 was $10.1 million, or $0.12 per basic and diluted share, compared to $5.7 million, or $0.09 per basic and diluted share, for the same period in 2010. This increase is mainly related to higher net finance costs and higher income tax expense, as discussed above.

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Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)

	Quarters ended
	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	$	$	$	$

Revenues	7,389	9,971	5,726	5,584
Loss from operations	(7,291)	(4,003)	(5,456)	(7,950)
Net loss	(10,057)	(6,610)	(9,920)	(6,176)
Net loss per share
Basic and diluted	(0.12)	(0.08)	(0.12)	(0.08)

	Quarters ended
	March 31, 2010	December 31, 2009*	September 30, 2009*	June 30, 2009*
	$	$	$	$

Revenues	6,422	40,182	8,565	8,379
Earnings (loss) from operations	(7,397)	11,511	(9,789)	(12,238)
Net earnings (loss)	(5,745)	12,032	(11,288)	(13,080)
Net earnings (loss) per share
Basic and diluted	(0.09)	0.19	(0.19)	(0.24)

*       as per our previously filed quarterly and annual consolidated financial statements prepared in accordance with Canadian GAAP.  These periods have not been adjusted to reflect any retrospective IFRS conversion adjustments. Those adjustments would have included, among others, our periodic fair value adjustments to our warrant liability. As such, the 2009 Canadian GAAP quarterly figures presented above are not entirely comparable to the 2010 IFRS amounts.

Net earnings (loss) per share are (is) based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net earnings (loss) per share amounts may not equal year-to-date net loss per share.

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Interim Consolidated Statement of Financial Position Information

(in thousands)	As at March 31, 2011	As at December 31, 2010
	$	$

Cash and cash equivalents	38,317	31,998
Short-term investment	2,770	1,934
Trade and other receivables and other current assets	9,256	9,877
Restricted cash	881	827
Property, plant and equipment, net	3,276	3,096
Other non-current assets	14,493	13,716
Total assets	68,993	61,448

Payables and other current liabilities	15,941	13,350
Long-term payable (current and non-current portions)	124	150
Warrant liability (current and non-current portions)	15,837	14,367
Non-financial non-current liabilities*	60,618	51,156
Total liabilities	92,520	79,023
Shareholders’ deficiency	(23,527)	(17,575)
Total liabilities and shareholders’ deficiency	68,993	61,448

* Comprised mainly of deferred revenues, employee future benefits and provision.

The increase in cash and cash equivalents as at March 31, 2011, as compared to December 31, 2010, is due to the receipt of the upfront license payment in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above; the receipt of net proceeds pursuant to drawdowns made in connection with our ATM sales agreement, as discussed above; and, the comparative strengthening, in the first quarter of 2011, of the euro against the US dollar, as compared to December 31, 2010. These increases were partially offset by recurring disbursements and other variations in components of our working capital.

Our warrant liability increased from December 31, 2010 to March 31, 2011 predominantly due to the change in fair value pursuant to the periodic “mark-to-market” revaluation of the underlying outstanding share purchase warrants, as discussed above.

Non-financial liabilities increased from December 31, 2011 predominantly as a result of the deferral of the upfront payment received in connection with our development, commercialization and licensing agreement entered into with Yakult.

The increase in shareholders’ deficit from December 31, 2010 to March 31, 2011 is attributable to the increase in our deficit due to the net loss for the three months ended March 31, 2011 and to the increase in accumulated other comprehensive loss, which in turn is comprised of cumulative translation adjustments, partially offset by an increase in share capital following the issuance of common shares pursuant to the aforementioned drawdowns made in connection with our ATM sales agreement.

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Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

		Payments due by period
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Commercial commitments	14,323	6,137	8,186	—	—
Operating leases	10,384	2,209	3,989	3,847	339
Long-term payable	124	62	62	—	—
	24,831	8,408	12,237	3,847	339

Outstanding Share Data

As at May 17, 2011, there were 95,185,296 common shares issued and outstanding, as well as 6,718,465 stock options outstanding. Warrants outstanding as at May 17, 2011 represented a total of 11,266,104 equivalent common shares.

Capital disclosures

Our objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

Our priority is to optimize our liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, we have raised additional capital via registered direct offerings and drawdowns related to our ATM sales agreement.

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities and other non-dilutive activities, except for the registered direct offerings completed during the year ended December 31, 2010 and, more recently, the drawdowns related to our ATM sales agreement, as discussed above.

Our cash and cash equivalents amounted to $38.3 million as at March 31, 2011, compared to $32.0 million as at December 31, 2010. As at March 31, 2011, cash and cash equivalents of the Company included €5.1 million.

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Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of March 31, 2011.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash flows provided by (used in) operating activities were $0.8 million for the three-month period ended March 31, 2011, compared to ($10.8 million) for the same period in 2010. The significant increase in cash provided by operating activities is predominantly related to the receipt of $8.4 million in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above.

We expect net cash provided by operating activities to decrease substantially in the second quarter of 2011, as compared to the first quarter of 2011, as we return to an operating cash burn reflective of recurring activities.

Financing Activities

Cash flows provided by financing activities increased by $5.1 million during the first quarter of 2011, as compared to nil for the same period in 2010. The significant increase is primarily due to the drawdowns related to our ATM sales agreement, discussed above, which resulted in the receipt of net cash proceeds of $4.9 million.

As noted above, subsequent to quarter-end, we raised an additional $14.3 million in net proceeds in connection with the remaining drawdowns available related to our ATM sales agreement. As a result, our cash flows provided by financing activities will increase substantially during the second quarter of 2011, as compared to the first quarter of 2011.

Critical Accounting Policies, estimates and judgments

As noted above, our unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 have been prepared in accordance with IFRS. In addition, and subject to certain transition exceptions and exemptions, we have consistently applied the same accounting policies in our IFRS consolidated statement of financial position as at January 1, 2010 and throughout comparative periods as if these policies had always been in effect. Note 21 to our unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, which note is incorporated by reference herein, discusses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our previous Canadian GAAP consolidated financial statements. Comparative figures for 2010 have been adjusted to give effect to these changes.

The policies applied in our unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 are based on IFRS issued and outstanding as of May 17, 2011, which is the date at which the Company’s Board of Directors approved those unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2011 could result in the restatement of those interim unaudited consolidated financial statements, including the transition adjustments recognized on transition to IFRS.

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Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.  Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

A summary of those areas where we believe critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements can be found in note 2 to our interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, which note is incorporated by reference herein.

Accounting standard not yet adopted

In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per recent updates to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

Outlook for 2011

Perifosine

We expect to continue the development of perifosine in collaboration with our partner, Keryx, who is responsible, in accordance with the terms of our license agreement, for the development and registration of perifosine in North America. We have access to all corresponding data at no additional cost; hence, we expect to benefit from current development activities in order to achieve registration in territories excluding North America.

Our primary focus continues to be on the advancement of the ongoing Phase 3 registration studies in both refractory advanced colorectal cancer and multiple myeloma, in conformity with the SPA received by Keryx from the FDA. Furthermore, given that we have obtained positive scientific advice from the EMA relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the refractory advanced colorectal cancer and multiple myeloma indications, we do not expect to invest in any additional trials in Europe in refractory advanced colorectal cancer or multiple myeloma, since the EMA does not require that any studies be performed in addition to the studies currently in progress. For the ongoing Phase 3 study in multiple myeloma, we will continue to contribute to the recruitment of patients outside the US and to other aspects of the ongoing study; however, our partner Keryx will reimburse us for most of the corresponding costs.

Additionally, we will advance the preparation of our regulatory filings and our commercialization strategy ex-North America. Further, we will continue to accumulate Phase 1 and 2 results in multiple indications and we expect to initiate, with the collaboration of Keryx and our Asian partners, additional clinical trials.

14

AEZS-108

We expect to define our regulatory strategy for endometrial cancer with both the FDA and the EMA, with the goal of initiating a pivotal study in that indication.

Additional proof-of-concept and investigator-driven Phase 1/2 studies, such as the ongoing study in refractory bladder cancer performed with the University of Miami and in castration refractory prostate cancer with the University of Southern California, will continue to progress.

We also expect to initiate further proof-of-concept studies in patients with LHRH receptor-positive cancers such as triple negative breast cancer.

AEZS-130 (Solorel®)

We expect to complete the ongoing Phase 3 study and file a New Drug Application for Solorel® as a diagnostic for AGHD in the United States.

We also expect to start a proof-of-concept study in cancer-induced cachexia.

Revenue expectations

Revenues are expected to remain relatively stable for the remainder of 2011, as compared to 2010.

Cost reduction and development focus

During 2011, we expect to continue to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and Solorel®. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we can expect our R&D expenses to total between $23.0 million and $25.0 million for the whole of 2011, as compared to $20.5 million in 2010.  However, certain R&D expenses will be reimbursed by our partner, Keryx, as mentioned above.

We expect that our overall operating burn in 2011 will decrease, as compared to 2010, due most notably to the receipt of $8.4 million in connection with our licensing agreement entered into with Yakult.

Financial and Other Instruments

Foreign Currency Risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the euro could have a potentially significant impact on our results of operations.

For the three-month period ended March 31, 2011, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at May 17, 2011.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, no accounts receivable balance due to the

15

Company that is past due as at March 31, 2011 is significant. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three-month period ended March 31, 2011.

As at March 31, 2011, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

•                  We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•                  We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the

16

prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130/Solorel® studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets’ book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

17

Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Our listing on both the Nasdaq and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. If we fail to meet any of the Nasdaq’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at March 31, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at March 31, 2011.

18

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

May 17, 2011

19

Interim Consolidated Financial Statements

(Unaudited)

Aeterna Zentaris Inc.

As at March 31, 2011 and for the three-month periods ended

March 31, 2011 and 2010

(presented in thousands of US dollars)

Aeterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders’ Deficiency	4
Interim Consolidated Statements of Comprehensive Loss	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

Aeterna Zentaris Inc.

Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

	March 31,	December 31,	January 1,
(Unaudited)	2011	2010	2010
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	38,317	31,998	38,100
Short-term investment (note 5)	2,770	1,934	—
Trade and other receivables (note 6)	4,089	5,421	3,549
Inventory (note 7)	3,875	3,311	4,415
Prepaid expenses and other current assets	1,292	1,145	2,407
	50,343	43,809	48,471
Restricted cash (note 8)	881	827	878
Property, plant and equipment	3,276	3,096	4,358
Deferred charges and other non-current assets	940	803	528
Identifiable intangible assets	3,349	3,299	4,127
Goodwill (note 9)	10,204	9,614	10,246
	68,993	61,448	68,608
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 10)	11,101	10,260	11,845
Current portion of deferred revenues (note 4)	5,505	4,045	6,327
Income taxes	—	—	965
Current portion of long-term payable	62	60	57
	16,668	14,365	19,194
Deferred revenues (note 4)	47,600	39,052	45,919
Warrant liability (note 11)	15,172	13,412	1,664
Long-term payable	62	90	143
Employee future benefits	12,448	11,533	12,021
Provision and other non-current liabilities (note 12)	570	571	507
	92,520	79,023	79,448
SHAREHOLDERS’ DEFICIENCY
Share capital (note 13)	66,011	60,900	41,524
Other capital	81,424	81,091	79,943
Deficit	(170,624)	(160,567)	(132,307)
Accumulated other comprehensive (loss) income	(338)	1,001	—
	(23,527)	(17,575)	(10,840)
	68,993	61,448	68,608

Subsequent event (note 22)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst	Gérard Limoges
Director	Director

Aeterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Deficiency

For the three-month periods ended March 31, 2011 and 2010

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance — January 1, 2011	83,429,914	60,900	81,091	(160,567)	1,001	(17,575)
Net loss	—	—	—	(10,057)	—	(10,057)
Foreign currency translation adjustments	—	—	—	—	(1,339)	(1,339)
Share issuances in connection with “At-the-Market” drawdowns (note 13)	2,663,064	4,692	—	—	—	4,692
Share issuances pursuant to the exercise of warrants (note 11)	127,505	352	—	—	—	352
Share issuances pursuant to the exercise of stock options (note 13)	44,550	67	(27)	—	—	40
Share-based compensation costs	—	—	360	—	—	360
Balance — March 31, 2011	86,265,033	66,011	81,424	(170,624)	(338)	(23,527)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance — January 1, 2010	63,089,954	41,524	79,943	(132,307)	—	(10,840)
Net loss	—	—	—	(5,745)	—	(5,745)
Foreign currency translation adjustments	—	—	—	—	742	742
Share-based compensation costs	—	—	436	—	—	436
Balance — March 31, 2010	63,089,954	41,524	80,379	(138,052)	742	(15,407)

The accompanying notes are an integral part of these interim consolidated financial statements.

Aeterna Zentaris Inc.

Interim Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31, 2011 and 2010

(in thousands of US dollars, except share and per share data)

	Three months ended March 31,
(Unaudited)	2011	2010
	$	$
Revenues
Sales and royalties	7,092	5,716
License fees and other	297	706
	7,389	6,422

Operating expenses
Cost of sales	6,023	4,617
Research and development costs, net of tax credits and grants	5,498	6,145
Selling, general and administrative expenses	3,159	3,057
	14,680	13,819

Loss from operations	(7,291)	(7,397)

Finance income (note 15)	824	1,654
Finance costs (note 15)	(2,749)	(2)
Net finance income (costs)	(1,925)	1,652

Loss before income taxes	(9,216)	(5,745)
Income tax expense (note 4)	(841)	—

Net loss	(10,057)	(5,745)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(1,339)	742

Comprehensive loss	(11,396)	(5,003)

Net loss per share (note 19)
Basic and diluted	(0.12)	(0.09)
Weighted average number of shares outstanding (note 19)
Basic and diluted	83,842,054	63,089,954

The accompanying notes are an integral part of these interim consolidated financial statements.

Aeterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2011 and 2010

(in thousands of US dollars)

	Three months ended March 31,
(Unaudited)	2011	2010
	$	$
Cash flows from operating activities
Net loss	(10,057)	(5,745)
Items not affecting cash and cash equivalents
Depreciation and amortization	369	411
Share-based compensation costs	360	436
Unrealized gain on held-for-trading financial instrument (note 5)	(794)	—
Change in fair value of warrant liability	1,647	(112)
Employee future benefits	199	243
Amortization of deferred revenues	(1,416)	(1,540)
Foreign exchange gain (loss) on items denominated in foreign currencies	898	(1,318)
Amortization of prepaid and other non-cash items	487	1,549
Changes in operating assets and liabilities (note 16)	9,118	(4,741)
Net cash provided by (used in) operating activities	811	(10,817)

Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $152 (note 13)	4,899	—
Proceeds from the exercise of share purchase warrants (note 11)	174	—
Proceeds from the exercise of stock options (note 13)	40	—
Repayment of long-term payable	(31)	(27)
Net cash provided by (used in) financing activities	5,082	(27)

Cash flows from investing activities
Purchases of property, plant and equipment	(212)	(12)
Net cash used in investing activities	(212)	(12)

Effect of exchange rate changes on cash and cash equivalents	638	(297)

Net change in cash and cash equivalents	6,319	(11,153)

Cash and cash equivalents — Beginning of period	31,998	38,100

Cash and cash equivalents — End of period	38,317	26,947

Cash and cash equivalents components:
Cash	19,241	21,947
Cash equivalents	19,076	5,000
	38,317	26,947

The accompanying notes are an integral part of these interim consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1              Summary of business, reporting entity and basis of preparation

Summary of business

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) is a late-stage global biopharmaceutical company specialized in oncology and endocrine therapy with expertise in drug discovery, development and commercialization. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through marketed products.

Reporting entity

The accompanying interim consolidated financial statements include the accounts of Aeterna Zentaris Inc., an entity incorporated under the Canada Business Corporations Act, and its wholly-owned subsidiaries (collectively referred to as the “Group”).

Basis of preparation

The accompanying interim consolidated financial statements of Aeterna Zentaris as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 are unaudited.

These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), and with IFRS 1, First-time Adoption of International Financial Accounting Standards (“IFRS 1”), given that these unaudited interim consolidated financial statements represent the Company’s initial presentation of its financial position, results of operations and cash flows in accordance with IFRS.

Prior to January 1, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from IFRS. Accordingly, the Company has commenced reporting on an IFRS basis in these unaudited interim consolidated financial statements. In these unaudited interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP as applicable prior to the adoption of IFRS.

Subject to certain transition exceptions and exemptions, discussed in note 21, the Company has consistently applied the same accounting policies in its IFRS consolidated statement of financial position as at January 1, 2010 and throughout comparative periods presented, as if these policies had always been in effect. Note 21 discusses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s Canadian GAAP consolidated financial statements as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009 and 2008. Comparative figures for 2010 in these unaudited interim consolidated financial statements have been adjusted to give effect to these changes.

The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as of May 17, 2011, which is the date at which the Company’s Board of Directors approved the unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2011

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

could result in the restatement of these interim unaudited consolidated financial statements, including the transition adjustments recognized on transition to IFRS.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP consolidated financial statements as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009 and 2008. Note 21 presents IFRS information for the year ended December 31, 2010 that is material to an understanding of these unaudited interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of held-for-trading financial assets and of the warrant liability, which are measured at fair value through profit or loss (“FVTPL”).

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

Principles of consolidation

These consolidated financial statements include all entities in which the Company, directly or indirectly, holds more than 50% of the voting rights or over which it exercises control. Entities are included in the consolidation from the date that control is transferred to the Company, while entities sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. All intercompany balances and transactions are eliminated on consolidation.

Foreign currency

The accompanying consolidated financial statements are presented in thousands of US dollars, which is the Company’s presentation currency.

Assets and liabilities of Group entities are translated from euro at the period end rates of exchange, and the results of their operations are translated from euro at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income within shareholders’ deficiency.

Items included in the financial statements of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (the “functional currency”), which is the euro (“EUR”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in euro are recognized in the consolidated statement of comprehensive loss.

Foreign exchange gains and losses that relate to cash and cash equivalents, the short-term investment and the warrant liability are presented within finance income or finance costs in the consolidated statement of comprehensive loss. All other foreign exchange gains and losses are presented in the consolidated statement of comprehensive loss within operating expenses.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash on hand and balances with banks, as well as short-term, interest-bearing deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Short-term investment

The Company’s short-term investment represents shares of a publicly held company and is classified as held-for-trading and stated at fair value.

Inventory

Inventory is valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. Cost is determined on a first-in, first-out basis. The cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method.

Restricted cash

Restricted cash is comprised of a bank deposit, related to a long-term lease obligation, that cannot be used for current purposes.

Property, plant and equipment and depreciation

Items of property, plant and equipment are recorded at cost, net of related government grants and accumulated depreciation and impairment charges. Depreciation is calculated using the following methods, annual rates and period:

	Methods	Annual rates and period

Equipment	Declining balance and straight-line	20%
Furniture and fixtures	Declining balance and straight-line	10% and 20%
Computer equipment	Straight-line	25% and 33 1/3%
Leasehold improvements	Straight-line	Remaining lease term

Depreciation expense is allocated to the appropriate expense categories to which the underlying items of property, plant and equipment relate.

Identifiable intangible assets

Identifiable intangible assets with finite useful lives consist of in-process research and development (“R&D”), acquired in business combinations, patents and trademarks, technology and other. Patents and trademarks are comprised of costs, including professional fees incurred in connection with the filing of patents and the registration of trademarks for product marketing and manufacturing purposes, net of related government grants, impairment losses, where applicable, and accumulated amortization and impairment charges. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years for in-process research and development and patents and ten years for

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

trademarks. Amortization expense is allocated to the appropriate expense categories to which the underlying identifiable intangible assets relate.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition.

Impairment of assets

Items of property, plant and equipment and identifiable intangible assets with finite lives subject to depreciation or amortization, respectively, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Management is required to assess at each reporting date whether there is any indication that an asset may be impaired. Where such an indication exists, the asset’s recoverable amount is compared to its carrying value, and an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, or cash-generating units (“CGU”). In determining value in use of a given asset or CGU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Items of property, plant and equipment and amortizable identifiable intangible assets with finite lives that suffered impairment are reviewed for possible reversal of the impairment if there has been a change, since the date of the most recent impairment test, in the estimates used to determine the impaired asset’s recoverable amount. However, an asset’s carrying amount, increased due to the reversal of a prior impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the original impairment not occurred.

Goodwill is not subject to amortization and instead is tested for impairment annually or more often if there is an indication that the CGU to which the goodwill has been allocated may be impaired. Impairment is determined for goodwill by assessing whether the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. In the event that the carrying amount of goodwill exceeds its recoverable amount, an impairment loss is recognized in an amount equal to the excess. Impairment losses related to goodwill are not subsequently reversed.

Share purchase warrants

Share purchase warrants are classified as liabilities, since the Company does not have the unconditional right to avoid delivering cash to the holders in the future. The warrant liability is initially measured at fair value, and any subsequent changes in fair value are recognized as gains or losses through profit or loss. Any transaction costs related to the share purchase warrants are expensed as incurred.

The warrant liability is classified as non-current, unless the underlying share purchase warrants are expected to expire or be settled within 12 months from the end of a given reporting period.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Employee benefits

Salaries and other short-term benefits

Salaries and other short-term benefit obligations are measured on an undiscounted basis and are recognized in the consolidated statement of comprehensive loss over the related service period or when the Company has a present legal or constructive obligation to make payments as a result of past events and when the amount payable can be estimated reliably.

Post-employment benefits

The Company’s subsidiary in Germany maintains defined contribution and unfunded defined benefit plans, as well as other benefit plans for its employees. For defined benefit pension plans and other post-employment benefits, net periodic pension expense is actuarially determined on an annual basis using the projected unit credit method. The cost of pension and other benefits earned by employees is determined by applying certain assumptions, including discount rates, the projected age of employees upon retirement, the expected rate of future compensation and employee turnover.

The employee future benefits liability is recognized at its present value, which is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related future benefit liability. Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation are recognized in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position in the year in which the actuarial gains and losses arise and without recycling to the consolidated statement of comprehensive loss in subsequent periods.

For defined contribution plans, expenses are recorded in the consolidated statement of comprehensive loss as incurred—namely, over the period that the related employee service is rendered.

Termination benefits

Termination benefits are recognized in the consolidated statement of comprehensive loss when the Company is demonstrably committed, without the realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy and when the related provision can be estimated reliably. Termination benefit liabilities expected to be settled after 12 months from the end of a given reporting period are discounted to their present value, where material.

Financial instruments

The Company classifies its financial instruments in the following categories: “Financial assets at FVTPL”; “Loans and receivables”; “Financial liabilities at FVTPL”; and “Other financial liabilities”.

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(a)   Classification

Financial assets at fair value through profit or loss

Financial assets at FVTPL are financial assets held for trading. Fair value is defined as the amount at which the financial assets could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A financial asset is classified as at FVTPL if the instrument is acquired or received as consideration principally for the purpose of selling in the short-term. Financial assets at FVTPL are classified as current assets if expected to be settled within 12 months from the end of a given reporting period; otherwise, the assets are classified as non-current.

Financial assets at FVTPL are comprised exclusively of the Company’s short-term investment.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are included in current assets, except for instruments with maturities greater than 12 months after the end of a given reporting period or where restrictions apply that limit the Company from using the instrument for current purposes, which are classified as non-current assets.

The Company’s loans and receivables are comprised of cash and cash equivalents, trade and other receivables and restricted cash.

Financial liabilities at fair value through profit or loss

Financial liabilities at FVTPL are financial liabilities held for trading. A financial liability is classified as at FVTPL if the instrument is acquired or incurred principally for the purpose of selling or repurchasing in the short-term or where the Company does not have the unconditional right to avoid delivering cash or another financial asset to the holders in certain circumstances. Financial liabilities at FVTPL are classified as current liabilities if expected or potentially required to be settled within 12 months from the end of a given reporting period; otherwise, the liabilities are classified as non-current.

Financial liabilities at FVTPL are comprised exclusively of the Company’s warrant liability.

Other financial liabilities

Other financial liabilities include trade accounts payable and accrued liabilities, long-term payable and other long-term liabilities.

(b)   Recognition and measurement

Financial assets at fair value through profit or loss

Financial assets at FVTPL are recognized on the settlement date, which is the date on which the asset is delivered to the Company. Financial assets at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Financial assets at FVTPL are derecognized when the rights to receive cash flows from the underlying investment have expired or have been transferred and when the Group has transferred substantially all risks and rewards of ownership.  Gains and losses arising from changes in the fair value of financial assets at FVTPL are presented in the

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.

Loans and receivables

Loans and receivables are recognized on the settlement date and are measured at amortized cost using the effective interest rate method.

Financial liabilities at fair value through profit or loss

Financial liabilities at FVTPL are recognized on the settlement date. Financial liabilities at FVTPL are initially recognized at fair value, and transaction costs are expensed immediately in the consolidated statement of comprehensive loss. Gains and losses arising from changes in the fair value of financial liabilities at FVTPL are presented in the consolidated statement of comprehensive loss within finance income or finance costs in the period in which they arise.

Other financial liabilities

Financial instruments classified as “Other financial liabilities” are measured at amortized cost using the effective interest rate method.

(c)   Impairment

Financial assets measured at amortized cost are reviewed for impairment at each reporting date. Where there is objective evidence that impairment exists for a financial asset measured at amortized cost, an impairment charge equivalent to the difference between the asset’s carrying amount and the present value of estimated future cash flows is recorded in the consolidated statement of comprehensive loss. The expected cash flows exclude future credit losses that have not been incurred and are discounted at the financial asset’s original effective interest rate.

Impairment charges, where applicable, are reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. However, the reversal cannot result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class.

Common shares are classified as equity. Incremental costs that are directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and where the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are made for any contracts, including lease arrangements, which are deemed onerous. A contract is onerous if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions for onerous contracts are measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Present value is determined based on expected future cash flows that are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized in finance costs.

Revenue recognition

Sales of products

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods (which is at the time the goods are shipped), when the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, when the amount of revenues can be measured reliably, when it is probable that the economic benefits associated with the transaction will flow to the Company and when the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Royalty revenues

The Company has deferred recognition of proceeds received in December 2008 from Cowen Healthcare Royalty Partners L.P. (“Cowen”) relating to the Company’s rights to royalties on future sales of Cetrotide® covered by a license agreement with ARES Trading S.A. (“Merck Serono”) in which the latter had been granted worldwide marketing, distribution and selling rights, except in Japan, for Cetrotide®, a compound used for in vitro fertilization. Royalties on Merck Serono’s net sales of Cetrotide®, formerly payable to the Company, are now payable directly to Cowen.

The Company recognized the proceeds received from Cowen as royalty revenues over the life of the underlying royalty sale arrangement, pursuant to the “units-of-revenue” method. Under that method, periodic royalty revenues are calculated as the ratio of the remaining deferred revenue amount to the total estimated remaining royalties that Merck Serono is expected to pay to Cowen over the term of the underlying arrangement multiplied by the royalty payments due to Cowen for the period.

Licensing revenues and multiple element arrangements

The Company is currently in a phase in which certain potential products are being further developed or marketed jointly with strategic partners. Existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.

Share-based compensation costs

The Company operates an equity-settled share-based compensation plan under which the Company receives services from employees as consideration for equity instruments of the Company.

The Company accounts for all forms of employee stock-based compensation using the fair value-based method. Fair value of stock options is determined at the date of grant using the Black-Scholes option pricing model, which includes estimates of the number of awards that are expected to vest over the vesting period. Where granted share options vest in installments over the vesting period (defined as graded vesting), the Company treats each installment as a separate share option grant. Share-based compensation expense is recognized over the vesting period, or as specified vesting conditions are satisfied, and credited to Other Capital.

Any consideration received by the Company in connection with the exercise of stock options is credited to Share Capital. Any Other Capital component of the stock-based compensation is transferred to Share Capital upon the issuance of shares.

Finance income and finance costs

Finance income and finance costs comprise: interest income on held-for-trading financial instruments, including cash and cash equivalents and restricted cash; gains or losses on the held-for-trading short-term investment; the change in fair value of the warrant liability; net gains or losses on cash, cash equivalents, short-term investment, restricted cash and warrant liability due to foreign exchange rate changes; and unwinding of the discount related to the onerous contract provision.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the carrying amounts and tax bases of the assets and liabilities. Deferred income tax assets and liabilities are measured

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

The Company establishes a valuation allowance against deferred income tax assets if, based on available information, it is probable that some or all of the deferred income tax assets will not be realized.

Research and development costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred during any of the periods presented.

Research and development tax credits and grants

The Company’s German subsidiary is entitled to receive research grants from the German Federal Ministry of Education and Research. Funding is earned on qualified projects, and corresponding expenses are reimbursed at a rate of 50% of eligible base amounts.

Tax credits and grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred, provided that the Company has reasonable assurance the credits or grants will be realized.

Net loss per share

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents, such as stock options and share purchase warrants. This method requires that diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

2              Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.  Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Revenue recognition

Royalty revenues calculated under the “units-of-revenue” method are dependent upon certain assumptions, including expected future third-party net sales of Cetrotide®. Any future changes in the assumptions utilized to determine the amortization of deferred revenues could result in a change in the timing of the Company’s royalty revenue recognition.

Management’s assessments related to the recognition of revenues related to arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, including arrangement-specific cash flow projections (discounted using appropriate interest rates), the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the assumptions or estimates change, future operating results could be affected.

Fair value of the short-term investment, warrant liability and stock options

Determining the fair value of the short-term investment, warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ deficiency.

Identifiable intangible assets and goodwill and impairment

The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset lives.

Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to recent industry-specific market analyses. Future events, including a significant reduction in the Company’s share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Employee future benefits

The determination of expense and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions.

Income taxes and valuation allowance

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

3              Recent accounting pronouncements

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard.  Per recent updates to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

4              Development, commercialization and license agreement

On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). Also per the agreement, the Company will be entitled to receive up to a total of €44,000,000 (approximately $62,542,000) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

The Company has substantial continuing involvement in the aforementioned arrangement, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan, which will facilitate the ultimate commercialization process within Japan. Additionally, the Company will ensure a stable supply of perifosine and related trial products to Yakult throughout the ongoing development process and will maintain relevant patent rights over

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

the term of the arrangement. Lastly, per the terms of the aforementioned agreement, the Company has agreed to supply perifosine, on a cost-plus basis, to Yakult following regulatory approval.

The Company has applied the provisions of IAS 18, Revenue, and has determined that all deliverables and performance obligations contemplated by the agreement with Yakult should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreement with Yakult was entered into.

The Company has deferred the non-refundable license fee and is amortizing the related payment as revenue on a straight-line basis over the duration of the Company’s continuing involvement in the arrangement, which approximates the estimated life cycle of the product that is currently under development and the expected period over which Yakult will derive value from the use of, and access to, the underlying license.

In determining the period over which license revenues are to be recognized, and in addition to due consideration of the Company’s continuing involvement, as discussed above, the Company considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations or benefits expected to be derived by Yakult.

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult, as per the aforementioned agreement.

The Company was required to remit to the Japanese tax authorities $841,000 of the gross proceeds received from Yakult.  This amount, which was withheld at the source, was recognized as income tax expense in the consolidated statement of comprehensive loss in accordance with the provisions of IAS 12, Income Taxes.

5              Short-term investment

The short-term investment consists of shares of a publicly held company. The underlying shares are restricted for resale until May 5, 2011.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The change in the Company’s short-term investment can be summarized as follows:

Three months ended March 31, 2011
$

Balance — Beginning of period	1,934
Unrealized gain recognized during the period	794
Change in value attributable to foreign exchange rate changes	42

Balance — End of period	2,770

The fair value of the short-term investment as at March 31, 2011 was discounted via the application of the Black-Scholes pricing model with the following inputs and assumptions:

Number of shares	326,956
Market-value price per share	$8.89
Expected dividend yield	0.0%
Expected volatility	38.6%
Risk-free annual interest rate	0.3%
Expected life (years)	0.1
Discount per share	$0.42

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 18.

6              Trade and other receivables

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Trade accounts receivable	3,164	4,555	2,444
Value added tax	639	595	729
Other	286	271	376

	4,089	5,421	3,549

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7              Inventory

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Raw materials	1,894	1,899	2,998
Work in progress	1,981	1,412	1,417

	3,875	3,311	4,415

8              Restricted cash

In support of the Company’s long-term lease obligation in Germany and in replacement of a related bank guarantee, the Company transferred approximately $866,000 to a restricted cash account. The fixed amount, including any interest earned thereon, is restricted for as long as the underlying lease arrangement has not expired and therefore cannot be utilized for current purposes as at March 31, 2011.

9              Goodwill

The change in carrying value is as follows:

$
Balance as at January 1, 2010	10,246
Impact of foreign exchange rate changes	(632)

Balance as at December 31, 2010	9,614
Impact of foreign exchange rate changes	590

Balance as at March 31, 2011	10,204

10            Payables and accrued liabilities

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Trade accounts payable	7,862	6,388	8,152
Salaries, employment taxes and benefits	624	1,427	587
Current portion of warrant liability	665	955	—
Accrued R&D costs	720	615	1,883
Other	1,230	875	1,223

	11,101	10,260	11,845

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11            Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Three months ended March 31, 2011
$

Balance — Beginning of period*	14,367
Share purchase warrants exercised during the period	(178)
Change in fair value of share purchase warrants	1,647
Change in value attributable to foreign exchange rate changes	1
15,837
Less: current portion	(665)

Balance — End of period	15,172

* Includes current portion of $955 and non-current portion of $13,412.

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Three months ended March 31, 2011		Year ended December 31, 2010
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	12,923,390	1.53	4,110,603	1.70
Granted	—	—	9,111,604	1.44
Exercised	(127,505)	1.37	(298,817)	1.32

Balance - End of period	12,795,885	1.53	12,923,390	1.53

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at March 31, 2011.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares	1,861,702	287,234	1,716,667	128,333	4,444,444	4,093,327	264,178
Market-value per share price	$1.94	$1.94	$1.94	$1.94	$1.94	$1.94	$1.94
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.30%	0.30%	1.56%	0.58%	2.03%	1.87%	1.86%
Expected volatility	55.8%	55.8%	101.9%	79.6%	94.1%	95.5%	95.6%
Expected life (years)	0.7	0.7	3.6	1.6	4.6	4.2	4.2
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7 and as discussed in note 18.

12           Provision and other non-current liabilities

	As at March 31, 2011	As at December 31, 2010	As at January 1, 2010
	$	$	$
Onerous lease provision (note 21)	374	388	441
Other	196	183	66

	570	571	507

13           Share capital

Common shares issued in connection with “At-the-Market” (“ATM”) drawdowns

On February 22, 2011, the Company entered into an ATM sales agreement, under which the Company may, at its discretion, from time to time during the 24-month term of the agreement, sell up to 12,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $19,750,831. The ATM sales agreement provided that common shares are sold at market prices prevailing at the time of sale, and, as a result, prices may vary.

During the three-month period ended March 31, 2011, the Company issued a total of 2,663,064 common shares under the ATM sales agreement for aggregate gross proceeds of $5,050,401, less cash transaction costs of $151,512 and previously deferred transaction costs of $207,000.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Three months ended March 31, 2011				Year ended December 31, 2010
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	6,558,679	2.55	293,334	2.83	5,920,588	2.72	293,334	2.83
Granted	—	—	—	—	1,088,525	1.51	—	—
Exercised	(44,550)	0.89	—	—	(124,068)	0.90	—	—
Forfeited	—	—	—	—	(74,699)	0.95	—	—
Expired	—	—	—	—	(251,667)	3.22	—	—

Balance - End of period	6,514,129	2.56	293,334	2.83	6,558,679	2.55	293,334	2.83

14                                  Employee benefits expenses

The Company’s employee benefits expenses include the following:

	Three months ended March 31,
	2011	2010
	$	$
Salaries, employment taxes and short-term benefits	3,271	3,200
Employee future benefits	199	243
Share-based compensation costs	360	436

Total employee benefits expenses	3,830	3,879

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15           Finance income and finance costs

Components of the Company’s finance income and finance costs can be summarized as follows:

	Three months ended March 31,
	2011	2010
	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	—	1,484
Net change in fair value of warrant liability	—	112
Interest income	30	58
Unrealized gain on held-for-trading financial instrument	794	—
	824	1,654
Finance costs
Net change in fair value of warrant liability	(1,647)	—
Net losses due to changes in foreign currency exchange rates	(1,100)	—
Unwinding of discount	(2)	(2)
	(2,749)	(2)

	(1,925)	1,652

16           Supplemental disclosure of cash flow information

	Three months ended March 31,
	2011	2010
	$	$
Changes in operating assets and liabilities
Trade and other receivables	1,595	(1,282)
Inventory	(322)	710
Prepaid expenses and other current assets	(535)	(1,011)
Deferred charges and other non-current assets	(312)	(38)
Payables and accrued liabilities	304	(2,789)
Provision and other non-current liabilities	(24)	—
Deferred revenues	8,412	—
Income taxes	—	(331)
	9,118	(4,741)

During the three-month period ended March 31, 2011, the Company paid approximately $841,000 for income taxes, as discussed in note 4.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

17           Capital disclosures

The Company’s objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund research and development activities, general and administrative expenses, working capital and capital expenditures.

The Company’s priority is to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, the Company has raised additional capital via registered direct offerings and drawdowns related to the Company’s ATM sales agreement, as discussed in notes 13 and 22.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

18           Financial instruments and financial risk management

Financial assets (liabilities) as at March 31, 2011, December 31, 2010 and January 1, 2010 are presented below.

March 31, 2011	Financial asset at FVTPL	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$	$

Cash and cash equivalents	—	38,317	—	—	38,317
Short-term investment (note 5)	2,770	—	—	—	2,770
Trade and other receivables (note 6)	—	4,089	—	—	4,089
Restricted cash (note 9)	—	881	—	—	881
Payables and accrued liabilities (note 10)	—	—	—	(10,436)	(10,436)
Long-term payable*	—	—	—	(124)	(124)
Warrant liability (note 11)*	—	—	(15,837)	—	(15,837)
Other non-current liabilities (note 12)	—	—	—	(196)	(196)

	2,770	43,287	(15,837)	(10,756)	19,464

*Includes current and non-current portions.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2010	Financial asset at FVTPL	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$	$

Cash and cash equivalents	—	31,998	—	—	31,998
Short-term investment (note 5)	1,934	—	—	—	1,934
Trade and other receivables (note 6)	—	5,421	—	—	5,421
Restricted cash (note 9)	—	827	—	—	827
Payables and accrued liabilities (note 10)	—	—	—	(9,305)	(9,305)
Long-term payable*	—	—	—	(150)	(150)
Warrant liability (note 11)*	—	—	(14,367)	—	(14,367)
Other non-current liabilities (note 12)	—	—	—	(183)	(183)

	1,934	38,246	(14,367)	(9,638)	16,175

*Includes current and non-current portions.

January 1, 2010	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$

Cash and cash equivalents	38,100	—	—	38,100
Trade and other receivables (note 6)	3,549	—	—	3,549
Restricted cash (note 9)	878	—	—	878
Payables and accrued liabilities (note 10)	—	—	(11,845)	(11,845)
Long-term payable*	—	—	(200)	(200)
Warrant liability (note 11)	—	(1,664)	—	(1,664)
Other non-current liabilities (note 12)	—	—	(66)	(66)

	42,527	(1,664)	(12,111)	28,752

*Includes current and non-current portions.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 — Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables, provisions, accrued liabilities, long-term payable and other long-term liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Foreign currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5% (appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.4214.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at March 31, 2011 would be as follows:

	Carrying	Transactions denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	29,979	1,499	(1,499)
Warrant liability*	15,837	(792)	792

Total impact on net loss — decrease/(increase)		707	(707)

*Includes current and non-current portions.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19           Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended March 31,
	2011	2010
	$	$
Net loss	(10,057)	(5,745)
Basic weighted average number of shares outstanding	83,842,054	63,089,954
Dilutive effect of stock options	937,076	129,975
Dilutive effect of share purchase warrants	217,922	—
Diluted weighted average number of shares outstanding	84,997,052	63,219,929
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	4,216,218	5,493,922
Warrants (number of equivalent shares)	2,396,275	4,110,603

For the three-month periods ended March 31, 2011 and 2010, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns, which resulted in the issuance of a total of 2,663,064 common shares (see note 13) during the three-month period ended March 31, 2011. See also note 22.

20           Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

21           Transition to IFRS

The Company’s consolidated financial statements as at and for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS.

The accompanying unaudited interim consolidated financial statements were prepared as described in note 1 and reflect the relevant provisions of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS. The Company will make this statement when it issues its 2011 annual consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

IFRS 1 is based on the principle that the adoption of IFRS should be applied retrospectively. Retrospective application necessitates that comparative financial information be provided, and, as a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). However, IFRS 1 offers certain optional exemptions and mandatory exceptions to the retrospective application of IFRS to first-time preparers of IFRS financial statements.  Those exemptions and exceptions, which are relevant to the Company, are discussed in turn below.

Optional IFRS exemptions

Business combinations

IFRS 1 allows first-time preparers to elect not to restate any business combinations that have occurred prior to the Transition Date in accordance with IFRS 3, Business Combinations (as revised in 2008) (“IFRS 3”).  Retrospective application would require that all business combinations that occurred prior to an entity’s date of transition to IFRS be restated, and any goodwill arising on such business combinations would be adjusted from its carrying value as determined under Canadian GAAP.

The Company has elected to apply this exemption and has not restated any prior business combinations.  Consequently, IFRS 3 is applicable only to business combinations occurring after the Transition Date. There have been no business combinations since the Transition Date, and, as a result, the Company will apply the provisions of IFRS 3 to future transactions, if any.

Currency translation differences

Full retrospective application of IFRS would require an entity to determine the cumulative foreign currency translation differences, as per the provisions of IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date that a subsidiary or an equity-method investee was acquired. IFRS 1 permits a first-time adopter to reset any cumulative translation differences that existed at the date of transition to IFRS to zero. The Company has elected to reset its cumulative translation adjustment balance to zero on January 1, 2010, with a corresponding adjustment to the Company’s Transition Date deficit.

Mandatory IFRS exception

Accounting estimates

IFRS 1 requires that estimates under IFRS at the date of transition should be consistent with estimates made for the same date under previous GAAP, after applying any adjustments to reflect differences in accounting policies, unless there is objective evidence that those estimates were made in error. As such, a first-time adopter cannot use hindsight in order to create or revise any accounting estimates. Estimates previously made by the Company under Canadian GAAP have not been revised, except where necessary to reflect any differences in accounting policies.

Reconciliation of Canadian GAAP to IFRS

IFRS 1 requires a first-time adopter of IFRS to reconcile shareholders’ equity (deficiency), comprehensive income (loss) and cash flows for prior periods beginning on the date of transition to IFRS. The Company’s first-time adoption of IFRS did not have any impact on previously reported cash flows from operating activities, financing activities or investing activities. Reconciliations of shareholders’ equity (deficiency) as at

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

January 1, 2010, March 31, 2010 and December 31, 2010 and comprehensive loss for the year-to-date periods ended March 31, 2010 and December 31, 2010 are provided below.

Reconciliation of shareholders’ equity (deficiency)		As at December 31, 2010	As at March 31, 2010	As at January 1, 2010
		$	$	$
Shareholders’ equity under Canadian GAAP		12,439	3,170	9,226
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	(11,179)	(11,995)	(12,907)
Derecognition of deferred transaction costs	(b)	(3,947)	(4,371)	(4,747)
Liability accounting for share purchase warrants	(c)	(14,367)	(1,512)	(1,664)
Onerous lease provision	(d)	(312)	(353)	(367)
Termination benefit adjustment	(e)	(209)	(346)	(381)

Shareholders’ deficiency under IFRS		(17,575)	(15,407)	(10,840)

Reconciliation of comprehensive loss		Year ended December 31, 2010	Three months ended March 31, 2010
		$	$
Comprehensive loss under Canadian GAAP		(23,169)	(6,199)
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	924	241
Derecognition of deferred transaction costs	(b)	504	131
Liability accounting for share purchase warrants	(c)	(6,368)	28
Onerous lease provision	(d)	52	13
Termination benefit adjustment	(e)	152	15
Share-based compensation	(f)	(306)	(293)
Foreign currency translation adjustments to shareholders’ deficiency		952	1,061

Comprehensive loss under IFRS		(27,259)	(5,003)

Explanatory notes

In addition to the IFRS 1 exemptions discussed above, the following section discusses the changes in accounting policies that resulted in the adjustments shown in the preceding reconciliations.

(a)          Impairment of assets

Under Canadian GAAP, property, plant and equipment and intangible assets with finite lives were reviewed for impairment whenever events or circumstances indicated that the carrying values of those assets may not be recoverable. Impairments were deemed to exist when the carrying value of the asset or

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

asset group was greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, was equivalent to the excess of the asset’s or asset group’s carrying value over fair value, which in turn was determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Under IFRS, once an indication of impairment is identified, similar to Canadian GAAP, an entity is required to make a formal estimate of recoverable amount. However, unlike Canadian GAAP, the carrying amount of an asset that is subject to impairment testing under IFRS is compared to the higher of fair value less costs to sell or value in use. Where the recoverable amount of an asset subject to impairment testing is compared to the asset’s value in use, any future cash flows expected to be provided by the asset are discounted, unlike Canadian GAAP.

As a result of the change in measurement methodology, the Company recognized an additional impairment charge, amounting to $12,907,000 as of the Transition Date related to the intangible asset, Cetrotide®, since the carrying amount of that asset exceeded its recoverable amount. The Company has adjusted related amortization charges in the Company’s comparative quarterly and year-to-date consolidated statements of comprehensive loss for the year ended December 31, 2010.

(b)         Deferred transaction costs

Under Canadian GAAP, transaction costs incurred in connection with the Company’s December 2008 sale to Cowen of the Company’s rights to royalties on future sales of Cetrotide® were capitalized as deferred charges and were being amortized based on the “units-of-revenue” method and over the same period in which the related deferred revenues were recognized as royalty revenues.

Under IFRS, the related transaction costs have been charged to expense as incurred.

As a result, the Company has derecognized the remaining unamortized portion of the deferred transaction costs, amounting to $4,747,000, as of the Transition Date and has reversed any related amortization expense in the Company’s comparative quarterly and year-to-date consolidated statements of comprehensive loss for the year ended December 31, 2010.

(c)          Accounting for share purchase warrants

Under Canadian GAAP, the Company had classified and was accounting for all of its outstanding common share purchase warrants as equity, on the basis that the warrants did not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of those warrants. All share purchase warrants issued in connection with the Company’s registered direct offerings contain a written put option, arising upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control. The exercise of the put options was not considered to be probable at any reporting date under Canadian GAAP.

Under IFRS, financial instruments that have terms whereby the issuer of the instrument does or could in the future not have the unconditional right to avoid delivering cash must be classified as a liability and measured at FVTPL. Additionally, IFRS requires that any transaction costs on financial instruments carried at FVTPL be expensed immediately, and not included in the initial measurement of the instrument.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

As a result of the presence of the aforementioned put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a liability under IFRS, since such a contingency ultimately could result in the transfer of assets by the Company. As a result, all share purchase warrants are classified as a liability and are measured at fair value, or $1,664,000 as of the Transition Date, and any periodic changes in fair value are recognized as gains or losses through profit or loss.  Transaction costs related to the FVTPL instruments were expensed under IFRS.

(d)         Onerous lease provision

Under Canadian GAAP, there is no single standard that provides guidance related to the identification or accounting for provisions, nor are provisions specifically defined. Additionally, onerous contracts are not specifically referred to under Canadian GAAP. Implicit references to onerous arrangements are derived from broader principles underlying the definition of a contingency or liability and are oftentimes limited in practice to an entity’s exit or restructuring activities.

Under IFRS, accounting for onerous contracts, defined as contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, is explicitly prescribed. Furthermore, the Company is required to determine, at each reporting date, whether any onerous contracts exist, and, if the Company has a contract that is deemed to be onerous, the present obligation under that contract must be recognized and measured as a provision.

The Company determined that it had a lease arrangement that was partially onerous as of the Transition Date, and as a result, a provision of $367,000 was recognized at that date.

(e)          Employee benefits

Actuarial gains and losses

Under Canadian GAAP, all actuarial gains and losses arising in the calculation of the Company’s defined benefit obligation have been recorded in profit or loss as incurred.

Under IFRS, actuarial gains and losses may be recognized, as incurred, in other comprehensive income or loss, provided that the Company does so for all of its defined benefit plans and all of its actuarial gains and losses.

Management has chosen to recognize actuarial gains and losses as incurred directly in other comprehensive loss beginning on the Transition Date. As a result, the Company adjusted its employee benefit expenses to remove the amortization of net actuarial gains, amounting to $191,000 for the year ended December 31, 2010. Instead, the amortization of net actuarial gains has been recorded directly in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position as at December 31, 2010, without recycling to the consolidated statement of comprehensive loss in subsequent periods.

While this adjustment impacted the Company’s net loss, there was no effect on comprehensive loss.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Termination benefits

Certain Group employees in Germany are eligible to participate in a partial retirement program, which is composed of a full-time service period and an inactive period, where the employee receives 50% of his or her salary for each year as well as an annual bonus during the entire partial retirement period.

Under Canadian GAAP, the annual bonus to be paid in the inactive period is recognized as expense on a pro rata basis over the full-time service period.

Under IFRS, the entire bonus element of the partial retirement arrangement is recognized as an expense immediately when the related partial retirement agreement is established.

As a result, the Company has recognized an additional liability, amounting to $381,000, to reflect the aggregate bonus element of the partial retirement arrangement as of the Transition Date.

(f)            Share-based payments

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. Additionally, forfeitures of awards are not estimated at the date of grant and therefore are not included in the calculation of the grant-date fair value. Instead, all forfeitures of awards are recognized as they occur.

Under IFRS, each tranche of a share-based award with graded vesting is treated as a separate award, and the resulting compensation expense is recognized for each tranche over its distinct vesting period.  Furthermore, expected forfeitures of awards are required to be estimated at the date of grant and therefore are factored into the determination of fair value.

The Company has adjusted its periodic share-based compensation expense for underlying awards in order to reflect the change in policy related to graded vesting and estimated expected forfeitures. These adjustments have resulted in an increase in share-based compensation costs of $293,000 and $306,000 for the three-month period ended March 31, 2010 and for the year ended December 31, 2010, respectively.

Reconciliations of consolidated financial statements

Presented below are reconciliations of the Company’s consolidated financial statements previously prepared under Canadian GAAP to the consolidated financial statements prepared in accordance with IFRS.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at March 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	26,947	—	—	26,947	Cash and cash equivalents
Accounts receivable
Trade	3,374	—	1,240	4,614	Trade and other receivables
Other	1,128	—	(1,128)	—
Income taxes	112	—	(112)	—
Inventory	3,491	—	—	3,491	Inventory
Prepaid expenses and other current assets	2,278	(477)	—	1,801	Prepaid expenses and other current assets
	37,330	(477)	—	36,853
Restricted cash	833	—	—	833	Restricted cash
Property, plant and equipment	3,885	—	—	3,885	Property, plant and equipment
Deferred charges and other long-term assets	4,456	(3,894)	—	562	Deferred charges and other non-current assets
Intangible assets	15,760	(11,995)	—	3,765	Identifiable intangible assets
Goodwill	9,708	—	—	9,708	Goodwill
	71,972	(16,366)	—	55,606

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	8,691	(74)	—	8,617	Payables and accrued liabilities
Deferred revenues	5,499	—	—	5,499	Current portion of deferred revenues
Income taxes	587	—	—	587	Income taxes
Current portion of long-term payable	59	—	—	59	Current portion of long-term payable
	14,836	(74)	—	14,762
Deferred revenues	42,500	—	—	42,500	Deferred revenues
	—	1,512	—	1,512	Warrant liability
Long-term payable	118	—	—	118	Long-term payable
Employee future benefits	11,282	346	—	11,628	Employee future benefits
Other long-term liability	66	427	—	493	Provision and other non-current liabilities
	68,802	2,211	—	71,013
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	41,203	321	—	41,524	Share capital
Warrants	2,899	(2,899)	—	—
Other capital	80,086	293	—	80,379	Other capital
Deficit	(133,418)	(4,634)	—	(138,052)	Deficit
Accumulated other comprehensive income	12,400	(11,658)	—	742	Accumulated other comprehensive income
	3,170	(18,577)	—	(15,407)
	71,972	(16,366)	—	55,606

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the three months ended March 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	5,716	—	—	5,716	Sales and royalties
License fees and other	706	—	—	706	License fees and other
	6,422	—	—	6,422
Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	4,617	—	—	4,617	Cost of sales
Research and development costs, net of tax credits and grants	5,701	444	—	6,145	Research and development costs, net of tax credits and grants
Selling, general and administrative expenses	2,792	99	166	3,057	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	263	(263)	—	—
Intangible assets	389	(389)	—	—
	13,762	(109)	166	13,819

Loss from operations	(7,340)	109	(166)	(7,397)	Loss from operations
Other income
Interest income	58	—	1,596	1,654	Finance income
Foreign exchange gain	1,402	28	(1,430)	—
	—	(2)	—	(2)	Finance costs
	1,460	26	166	1,652	Net finance income (costs)

Net loss	(5,880)	135	—	(5,745)	Net loss

Other comprehensive loss:					Other comprehensive income:
Foreign currency translation adjustments	(319)	1,061	—	742	Foreign currency translation adjustments
Comprehensive loss	(6,199)	1,196	—	(5,003)	Comprehensive loss

Net loss per share					Net loss per share
Basic and diluted	(0.09)	—	—	(0.09)	Basic and diluted
Weighted average number of shares					Weighted average number of shares outstanding
Basic and diluted	63,089,954	—	—	63,089,954	Basic and diluted

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at December 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	31,998	—	—	31,998	Cash and cash equivalents
Short-term investment	1,934	—	—	1,934	Short-term investment
Accounts receivable
Trade	4,555	—	866	5,421	Trade and other receivables
Other	748	—	(748)	—
Income taxes	118	—	(118)	—
Inventory	3,311	—	—	3,311	Inventory
Prepaid expenses and other current assets	1,511	(366)	—	1,145	Prepaid expenses and other current assets
	44,175	(366)	—	43,809
Restricted cash	827	—	—	827	Restricted cash
Property, plant and equipment	3,096	—	—	3,096	Property, plant and equipment
Deferred charges and other long-term assets	4,384	(3,581)	—	803	Deferred charges and other non-current assets
Intangible assets	14,478	(11,179)	—	3,299	Identifiable intangible assets
Goodwill	9,614	—	—	9,614	Goodwill
	76,574	(15,126)	—	61,448

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	9,382	878	—	10,260	Payables and accrued liabilities
Deferred revenues	4,045	—	—	4,045	Current portion of deferred revenues
Current portion of long-term payable	60	—	—	60	Current portion of long-term payable
	13,487	878	—	14,365
Deferred revenues	39,052	—	—	39,052	Deferred revenues
	—	13,412	—	13,412	Warrant liability
Long-term payable	90	—	—	90	Long-term payable
Employee future benefits	11,324	209	—	11,533	Employee future benefits
Other long-term liability	182	389	—	571	Provision and other non-current liabilities
	64,135	14,888	—	79,023
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	60,149	751	—	60,900	Share capital
Warrants	9,493	(9,493)	—	—
Other capital	80,785	306	—	81,091	Other capital
Deficit	(150,756)	(9,811)	—	(160,567)	Deficit
Accumulated other comprehensive income	12,768	(11,767)	—	1,001	Accumulated other comprehensive income
	12,439	(30,014)	—	(17,575)
	76,574	(15,126)	—	61,448

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the year ended December 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	24,857	—	—	24,857	Sales and royalties
License fees and other	2,846	—	—	2,846	License fees and other
	27,703	—	—	27,703
Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	18,700	—	—	18,700	Cost of sales
Research and development costs, net of tax credits and grants	19,859	1,398	—	21,257	Research and development costs, net of tax credits and grants
Selling, general and administrative expenses	11,875	682	(5)	12,552	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	1,005	(1,005)	—	—
Intangible assets	1,492	(1,492)	—	—
	52,931	(417)	(5)	52,509

Loss from operations	(25,228)	417	5	(24,806)	Loss from operations
Other income
Unrealized gain on held-for-trading financial instrument	687	—	(687)	—
Interest income	181	—	4,860	5,041	Finance income
Foreign exchange gain	1,170	1,091	(2,261)	—
Loss on disposal of equipment	(28)	—	28	—	Finance costs
	—	(6,741)	(1,945)	(8,686)	Net finance income (costs)
	2,010	(5,650)	(5)	(3,645)

Net loss	(23,218)	(5,233)		(28,451)	Net loss

Other comprehensive income:					Other comprehensive income:
Foreign currency translation adjustments	49	952	—	1,001	Foreign currency translation adjustments
	—	191	—	191	Actuarial gain on defined benefit plans, net of tax

Comprehensive loss	(23,169)	(4,090)	—	(27,259)	Comprehensive loss

Net loss per share					Net loss per share
Basic and diluted	(0.31)	(0.07)	—	(0.38)	Basic and diluted
Weighted average number of shares					Weighted average number of shares
Basic and diluted	75,659,410	—	—	75,659,410	Basic and diluted

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at January 1, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	38,100	—	—	38,100	Cash and cash equivalents
Accounts receivable
Trade	2,444	—	1,105	3,549	Trade and other receivables
Other	992	—	(992)	—
Income taxes	113	—	(113)	—
Inventory	4,415	—	—	4,415	Inventory
Prepaid expenses and other current assets	2,949	(542)	—	2,407	Prepaid expenses and other current assets
	49,013	(542)	—	48,471
Restricted cash	878	—	—	878	Restricted cash
Property, plant and equipment	4,358	—	—	4,358	Property, plant and equipment
Deferred charges and other long-term assets	4,733	(4,205)	—	528	Deferred charges and other non-current assets
Intangible assets	17,034	(12,907)	—	4,127	Identifiable intangible assets
Goodwill	10,246	—	—	10,246	Goodwill
	86,262	(17,654)	—	68,608
LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	11,919	(74)	—	11,845	Payables and accrued liabilities
Deferred revenues	6,327	—	—	6,327	Current portion of deferred revenues
Income taxes	965	—	—	965	Income taxes
Current portion of long-term payable	57	—	—	57	Current portion of long-term payable
	19,268	(74)	—	19,194
Deferred revenues	45,919	—	—	45,919	Deferred revenues
	—	1,664	—	1,664	Warrant liability
Long-term payable	143	—	—	143	Long-term payable
Employee future benefits	11,640	381	—	12,021	Employee future benefits
Other long-term liability	66	441	—	507	Provision and other non-current liability
	77,036	2,412	—	79,448
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	41,203	321	—	41,524	Share capital
Warrants	2,899	(2,899)	—	—
Other capital	79,943	—	—	79,943	Other capital
Deficit	(127,538)	(4,769)	—	(132,307)	Deficit
Accumulated other comprehensive income	12,719	(12,719)	—	—
	9,226	(20,066)	—	(10,840)
	86,262	(17,654)	—	68,608

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Additional annual disclosures under IFRS

In keeping with the IAS 34 provision that requires disclosure of any events or transactions that are material to an understanding of the current interim period, certain IFRS disclosures for the year ended December 31, 2010 are included below.

(a)          Identifiable intangible assets

The change in the carrying value of the Company’s identifiable intangible assets with finite useful lives, consisting entirely of in-process research and development costs, patents and trademarks, is summarized below.

	Year ended December 31, 2010
	Historical cost	Accumulated amortization	Carrying value
Balances – Beginning of period*	41,715	(37,588)	4,127
Amortization expense	—	(568)	(568)
Impact of foreign exchange rate changes	(2,574)	2,314	(260)

Balances – End of period	39,141	(35,842)	3,299

*Accumulated amortization includes impairment charges.

(b)         Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Year ended December 31, 2010
$

Balance – Beginning of period	1,664
Share purchase warrants granted during the period	7,341
Share purchase warrants exercised during the period	(429)
Change in fair value of share purchase warrants	5,437
Change in value attributable to foreign exchange rate changes	354
14,367
Less: current portion	(955)

Balance – End of period	13,412

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at December 31, 2010.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares	1,861,702	287,234	1,716,667	128,333	4,444,444	4,220,832	264,178
Market-value per share price	$1.72	$1.72	$1.72	$1.72	$1.72	$1.72	$1.72
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.29%	0.29%	1.43%	0.56%	1.91%	1.75%	1.74%
Expected volatility	83.0%	83.0%	99.3%	113.0%	92.2%	94.6%	94.7%
Expected life (years)	1.0	1.0	3.8	1.8	4.8	4.5	4.5
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7.

22           Subsequent event

At various dates during April 2011, the Company issued a total of 7,301,484 common shares under the ATM sales agreement for aggregate gross proceeds of $14,699,544, less cash transaction costs of $440,986.